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SEC Mail Processing Section
FEB 29 2016
Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65377

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Guidance Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11107 Sunset Hills Road, Suite 200
(No. and Street)

Reston	VA	20190
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tom Gainor 703-885-0830
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1800 Tysons Blvd.	McLean	VA	22102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tom Gainor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Guidance Securities, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Compliance Officer/General Counsel

Title



Notary Public


Carla M. Solinsky
Commonwealth of Virginia
Notary Public
Commission No. 7561880
My Commission Expires 10/31/2017

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PAGE



Report of Independent Registered Public Accounting Firm

To the Board of Directors of Guidance Securities, LLC:

In our opinion, the accompanying statement of financial condition and the related statements of operations, member's equity, and cash flows present fairly, in all material respects, the financial position of Guidance Securities, LLC (the "Company") at December 31, 2015 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying Schedule I ("Computation of Net Capital") and Schedule II ("Computation for Determination of Reserve Requirements") are supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, Schedule I ("Computation of Net Capital") and Schedule II ("Computation for Determination of Reserve Requirements") are fairly stated, in all material respects, in relation to the financial statements as a whole.

Emphasis of Matter

The Company is a wholly owned subsidiary of Guidance Financial Group, LLC, which is a wholly owned subsidiary of CG (IFS), Inc. As disclosed in Note 4 of the financial statements, the Company has transactions and relationships with certain affiliated companies. The financial position of the Company may not be indicative of that which would have been had the Company operated independently.

PricewaterhouseCoopers LLP

February 26, 2016

PricewaterhouseCoopers LLP, 1800 Tysons Boulevard, McLean, VA 22102-4261
T: (703) 918 3000, F: (703) 918 3100, www.pwc.com/us

GUIDANCE SECURITIES, LLC
Statement of Financial Condition
As of December 31, 2015

	2015
Assets	
Cash	$ 16,456
Prepaid expenses	708
Deposits	706
Total assets	$ 17,870
Liabilities and member's equity	
Accounts payable and other liabilities	$ 7,405
Total liabilities	7,405
Commitment and contingencies (Note 5)	-
Member's equity	
Member's equity	192,500
Accumulated deficit	(182,035)
Total member's equity	10,465
Total liabilities and member's equity	$ 17,870

The accompanying notes are an integral part of these financial statements.

GUIDANCE SECURITIES, LLC
Statement of Operations
For the year ended December 31, 2015

	2015
Revenue	
Total revenue	$ -
Expenses	
Professional fees	33,226
Other operating expenses	4,532
Total expenses	37,758
Net loss	$ (37,758)

The accompanying notes are an integral part of these financial statements.

GUIDANCE SECURITIES, LLC
Statement of Member's Equity
For the year ended December 31, 2015

	Member's Equity	Accumulated Deficit	Total Member's Equity
Balance at December 31, 2014	$ 160,000	$ (144,277)	$ 15,723
Capital contributions	32,500	-	32,500
Net loss	-	(37,758)	(37,758)
Balance at December 31, 2015	$ 192,500	$ (182,035)	$ 10,465

The accompanying notes are an integral part of these financial statements.

GUIDANCE SECURITIES, LLC
Statement of Cash Flows
For the year ended December 31, 2015

	2015
Cash flows from operating activities	
Net loss	$ (37,758)
Adjustments to reconcile net loss to net cash used for operating activities:	
Decrease in:	
Prepaid expenses	38
Deposits	820
Increase in:	
Accounts payable and other liabilities	5,905
Net cash used for operating activities	(30,995)
Cash flows from financing activities	
Contribution from member	32,500
Net cash provided from financing activities	32,500
Net increase in cash and cash equivalents	1,505
Cash and cash equivalents, beginning of year	14,951
Cash and cash equivalents, end of year	$ 16,456

The accompanying notes are an integral part of these financial statements.

1. Organization

Guidance Securities, LLC (the "Company") is headquartered in Reston, Virginia. The Company is a Delaware limited liability company formed on March 25, 2002, and is a wholly-owned subsidiary of Guidance Financial Group, LLC (the "Parent") which is a wholly-owned subsidiary of CG (IFS), Inc. The Company was formed to distribute financial products and services to certain investors in the United States.

The Company was capitalized on March 25, 2002 by a $10,000 capital contribution from the Parent. The Company is dependent upon borrowings and capital contributions from the Parent to fund operating activities.

The Company is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA") and intends to provide distribution services for an affiliate, Guidance Investments Mutual Funds, which will be advised by another affiliate, Guidance Investments, LLC. As of and for the year ended December 31, 2015 the Company did not carry securities accounts for customers or perform custodial functions relating to customer activities.

2. Significant Accounting Policies

The accounting and reporting policies at the Company conform to accounting principles generally accepted in the United States of America. The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates involve judgments with respect to, among other things, various future economic factors which are difficult to predict and beyond the control of the Company. Therefore, actual amounts could differ from these estimates.

The accounting policies that materially affect the determination of financial position, results of operations and cash flows are summarized below.

Cash

Cash consists of deposits with banks with a maturity of three months or less when purchased. The Company maintains its own cash accounts, which are periodically funded with capital contributions from its member.

Deposits

Deposits consist of amounts deposited with FINRA. These deposits may be drawn down from time to time by FINRA in satisfaction of license and other Company expenses owed to them.

Due to affiliates
Due to affiliates balance consists of operating expenses paid by affiliates on behalf of the Company and is included in Accounts payable and other liabilities.

Income taxes
The accompanying financial statements contain no provision for federal and state income taxes. In accordance with the Internal Revenue Code and the Company's operating agreement, all federal and state income tax liabilities and/or tax benefits are passed through to the equity member. The Company's tax return and the amount of allocable Company profits or losses are subject to examination by federal and state taxing authorities. If such changes result in changes to the Company's profits and losses, the tax liability of the member could be changed accordingly.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15:1.

At December 31, 2015, the Company had net capital of $9,051 which was $4,051 in excess of its required capital of $5,000.

The Company's ratio of aggregate indebtedness to net capital at December 31, 2015 was 7,405:9,051.

4. Related-Party Transactions

The Company is a member of a group of affiliated entities. Certain employees of the Parent have been authorized to act for and on behalf of the Company as may be necessary to carry out its functions. The Parent, per an Expense Reimbursement Agreement, has agreed to assume liability for certain expenses incurred by the Company.

5. Commitments and Contingencies

There were no material commitments or contingencies as of and for the year ended December 31, 2015.



6. Subsequent Events

For purposes of these financial statements, subsequent events have been evaluated from January 1, 2016 through February 26, 2016, which is the date that the financial statements were available to be issued. During this period the Company did not identify any material recognizable subsequent events.


Supplemental Information

GUIDANCE SECURITIES, LLC
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2015

Schedule I

	2015
Total aggregate indebtedness	$ 7,405
Net capital:	
Total member's equity	$ 10,465
Non-allowable assets:	
Prepaid expenses	(708)
Deposits	(706)
Net capital	$ 9,051
Ratio of aggregate indebtedness to net capital	7,405:9,051
Computation of basis net capital requirement:	
Minimum net capital required (6.67% of aggregate indebtedness)	$ 494
Minimum dollar net capital required for introducing broker-dealer	$ 5,000
Net capital required	$ 5,000
Excess net capital	$ 4,051
Reconciliation with Company's computation (included in Part II of Form X-17a5) as of December 31, 2015:	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 9,051
Net capital, per above	$ 9,051

GUIDANCE SECURITIES, LLC

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2015

Schedule II

The Company does not carry securities accounts for customers nor does the Company perform custodial functions relating to customer securities. Accordingly, the Company is claiming exemption from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that Rule.

GUIDANCE SECURITIES, LLC

Exemption Report

Guidance Securities LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1)and(4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3(k): (2)(i).

2. The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) from January 1, 2015 to December 31, 2015 without exception.

Guidance Securities LLC

I, Thomas Gainor, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.


By: ____________________

Thomas Gainor, President

Date: 2/26/2016



Report of Independent Registered Public Accounting Firm

To the Management of Guidance Securities, LLC:

We have reviewed Guidance Securities, LLC's assertions, included in the accompanying Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(i) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the period January 1 to December 31, 2015 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the period January 1 to December 31, 2015.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision[s]. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

McLean, VA
February 26, 2016

PricewaterhouseCoopers LLP, 1800 Tysons Boulevard, McLean, VA 22102-4261
T: (703) 918 3000, F: (703) 918 3100, www.pwc.com/us